FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 18 December 2007	By	/s/ SM Bunn
	Name:	SM Bunn
	Title:	Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (01 November 2007)	Company purchases its own securities for cancellation through Credit Suisse (Europe) Securities Limited. (16 November 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (02 November 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (19 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (02 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (19 November 2007)
Announcement	Announcement
Company notified of transactions in respect of the Diageo US Employee Stock Purchase Plan and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(05 November 2007)
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (20 November 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (05 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (21 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (05 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (22 November 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (06 November 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (23 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (07 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (23 November 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (08 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (26 November 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (09 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (27 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (09 November 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (28 November 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (09 November 2007)	Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (28 November 2007)
Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(12 November 2007)
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (29 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (12 November 2007)	Company notified of transactions in respect of the Diageo US Employee Stock Purchase Plan and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(30 November 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (13 November 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (30 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (14 November 2007)	Company announces total voting rights. (30 November 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (15 November 2007)	Company purchases its own securities for cancellation through Credit Suisse (Europe) Limited. (30 November 2007)
Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (16 November 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:27 01-Nov-07
Number	8737G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 1,092.02 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:11 02-Nov-07
Number	PRNUK-0211
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,396 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,641,179 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,608,308,792.

2 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 02-Nov-07
Number	9762G
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,093.75 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:57 05-Nov-07
Number	PRNUK-0511
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the ‘Company’) announces that it received notification on 2 November 2007 that the following Persons Discharging Managerial Responsibilities (‘PDMR’), as participants in the dividend reinvestment programme connected with the Company’s US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares (‘ADS’) in respect of the Company’s final dividend paid on 26 October 2007, as follows:

Name of PDMR	Number of ADSs*
I Menezes	61
T Proctor	36
G Williams	19
The ADSs were purchased on 26 October 2007 at a price of $90.48 per ADS.
As a result of the above transactions, the interests of PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares
I Menezes	273,338 (of which 180,340 are held in the form of ADS)
G Williams	212,396 (of which 5,760 are held in the form of ADS)
Number of ADSs*
T Proctor	29,000

*	1 ADS is the equivalent of 4 Ordinary Shares.
5 November 2007

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 05-Nov-07
Number	PRNUK-0511
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,484 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,631,695 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,607,818,276.
5 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 05-Nov-07
Number	0646H

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,094.44 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 06-Nov-07
Number	1448H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,102.21 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 07-Nov-07
Number	2451H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 575,000 ordinary shares at a price of 1,102.30 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 08-Nov-07
Number	3286H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 1,083.62 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:00 09-Nov-07
Number	PRNUK-0911
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 938 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,630,757 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,605,594,214.

9 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 09-Nov-07
Number	4281H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 675,000 ordinary shares at a price of 1,072.80 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:50 09-Nov-07
Number	PRNUK-0911
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 938 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,630,757 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,605,594,214.
9 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:59 12-Nov-07
Number	PRNUK-1211
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:

1.	it received notification on 12 November 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 12 November 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	16
P S Walsh	16
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 12 November 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	16
J Grover	16
A Morgan	16
G Williams	16
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.72.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	372,346
P S Walsh	648,206

Name of PDMR	Number of Ordinary Shares
S Fletcher	135,357
J Grover	171,378
A Morgan	136,476
G Williams	212,412 (of which 5,760 are held in the form of ADS*)
2. it received notification on 12 November 2007 from Lord Blyth, a director of the Company, that he has purchased 973 Ordinary Shares on 12 November 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.72.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 152,163.
3. it received notification on 12 November 2007 from Todd Stitzer, a director of the Company, that he has purchased 93 Ordinary Shares on 12 November 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.72.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,681.

12 November 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:09 12-Nov-07
Number	5496H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,071.56 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 13-Nov-07
Number	6523H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,081.42 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 14-Nov-07
Number	7602H

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 1,084.83 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:34 15-Nov-07
Number	8415H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 625,000 ordinary shares at a price of 1,092.04 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:07 16-Nov-07
Number	PRNUK-1611
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,080 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,626,677 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,602,548,294.
16 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 16-Nov-07
Number	9342H
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 1,084.79 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:14 19-Nov-07
Number	PRNUK-1911
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,112 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,624,565 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,602,125,406.
19 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 19-Nov-07
Number	0402I

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 1,073.21 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:41 20-Nov-07
Number	1371I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 1,075.82 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 21-Nov-07
Number	2351I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 575,000 ordinary shares at a price of 1,073.99 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 22-Nov-07
Number	3372I

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,077.37 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:10 23-Nov-07
Number	PRNUK-2311
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,042 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,621,523 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,600,153,448.
23 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 23-Nov-07
Number	4238I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 440,000 ordinary shares at a price of 1,083.22 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:09 26-Nov-07
Number	5275I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,082.91 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 27-Nov-07
Number	6217I

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 525,000 ordinary shares at a price of 1,063.79 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:22 28-Nov-07
Number	PRNUK-2811
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 8,955 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,612,568 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,598,697,403.
28 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 28-Nov-07
Number	7264I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,091.65 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 29-Nov-07
Number	8234I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,112.04 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:26 30-Nov-07
Number	PRNUK-3011
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:

1.	it received notification on 29 November 2007 that the grant of options to subscribe for American Depositary Shares (‘ADS’) under the Company’s US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) to the following Persons Discharging Managerial Responsibilities (‘PDMR’) had been confirmed on 29 November 2007:

	Grant Date	No of ADS*
Name of PDMR	granted	per ADS*	Grant price	Exercisable
R Malcolm	1 October 2007	268.0247	$74.62	31 December 2008
I Menezes	1 October 2007	268.0247	$74.62	31 December 2008
T Proctor	1 October 2007	268.0247	$74.62	31 December 2008

2.	it received notification on 30 November 2007, that Mr WS Shanahan, a director, had on 29 November 2007 sold 1,000 ADSs held by his charitable foundation, at an average price of $92.03 per ADS.
As a result of the above, Mr Shanahan’s interests in the Company’s ADSs (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 6,289.
30 November 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:31 30-Nov-07
Number	PRNUK-3011
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,064 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,610,504 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,597,999,467.
30 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:34 30-Nov-07
Number	PRNUK-3011

TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo PLC (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,878,609,971 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,610,504 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,597,999,467 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
30 November 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 30-Nov-07
Number	9430I

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 1,101.49 pence per share.
END